Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Yatra Online, Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G98338109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒  Rule 13d-1(c)

☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G98338109	Schedule 13G	Page 1 of 18

1	Names of Reporting Persons RCH Ltd.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person CO

CUSIP No. G98338109	Schedule 13G	Page 2 of 18

1	Names of Reporting Persons Platinum Equity Capital Partners International III (Cayman), L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person PN

CUSIP No. G98338109	Schedule 13G	Page 3 of 18

1	Names of Reporting Persons Platinum Equity Partners International III (Cayman), L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person PN

CUSIP No. G98338109	Schedule 13G	Page 4 of 18

1	Names of Reporting Persons Platinum Equity Investment Holdings III (Cayman), LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. G98338109	Schedule 13G	Page 5 of 18

1	Names of Reporting Persons Platinum Equity Investment Holdings III, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. G98338109	Schedule 13G	Page 6 of 18

1	Names of Reporting Persons Platinum Equity Investment Holdings III Manager, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. G98338109	Schedule 13G	Page 7 of 18

1	Names of Reporting Persons Platinum Equity InvestCo, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person PN

CUSIP No. G98338109	Schedule 13G	Page 8 of 18

1	Names of Reporting Persons Platinum Equity Investment Holdings IC (Cayman), LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. G98338109	Schedule 13G	Page 9 of 18

1	Names of Reporting Persons Platinum Equity Investment Holdings, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. G98338109	Schedule 13G	Page 10 of 18

1	Names of Reporting Persons Platinum InvestCo (Cayman), LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. G98338109	Schedule 13G	Page 11 of 18

1	Names of Reporting Persons Platinum Equity, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. G98338109	Schedule 13G	Page 12 of 18

1	Names of Reporting Persons Tom Gores
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person IN

CUSIP No. G98338109	Schedule 13G	Page 13 of 18

ITEM 1.	(a)	Name of Issuer:

Yatra Online, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase-II, Sector-20, Gurugram-122008, Haryana, India

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

RCH Ltd.

Platinum Equity Capital Partners International III (Cayman), L.P.

Platinum Equity Partners International III (Cayman), L.P.

Platinum Equity Investment Holdings III (Cayman), LLC

Platinum Equity Investment Holdings III, LLC

Platinum Equity Investment Holdings III Manager, LLC

Platinum Equity InvestCo, L.P.

Platinum Equity Investment Holdings IC (Cayman), LLC

Platinum Equity Investment Holdings, LLC

Platinum InvestCo (Cayman), LLC

Platinum Equity, LLC

Tom Gores

(b)	Address or Principal Business Office:

The principal business address of each of the Reporting Persons is 360 North Crescent Drive, Beverly Hills, CA 90210.

(c)	Citizenship of each Reporting Person is:

Each of RCH Ltd., Platinum Equity Capital Partners International III (Cayman), L.P., Platinum Equity Partners International III (Cayman), L.P., Platinum Equity InvestCo, L.P. and Platinum InvestCo (Cayman), LLC is organized under the laws of the Cayman Islands. Tom Gores is a citizen of the United States. Each of the remaining Reporting Persons is organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”).

CUSIP No. G98338109	Schedule 13G	Page 14 of 18

(e)	CUSIP Number:

G98338109

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

This amendment to Schedule 13G is being filed to report that, as of the date hereof, the Reporting Persons do not beneficially own any Ordinary Shares.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. G98338109	Schedule 13G	Page 15 of 18

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 9, 2023

RCH Ltd.

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Director

Platinum Equity Capital Partners International III (Cayman), L.P.
By: Platinum Equity Partners International III (Cayman), L.P., its General Partner
By: Platinum Equity Investment Holdings III (Cayman), LLC, its General Partner

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President and Treasurer

Platinum Equity Partners International III (Cayman), L.P.
By: Platinum Equity Investment Holdings III (Cayman), LLC, its General Partner

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President and Treasurer

Platinum Equity Investment Holdings III (Cayman), LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President and Treasurer

Platinum Equity Investment Holdings III, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Vice President and Treasurer

CUSIP No. G98338109	Schedule 13G	Page 16 of 18

Platinum Equity Investment Holdings III Manager, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President

Platinum Equity InvestCo, L.P.
By: Platinum Equity Investment Holdings IC (Cayman), LLC, its General Partner

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President

Platinum Equity Investment Holdings IC (Cayman), LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President

Platinum Equity Investment Holdings, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Vice President and Treasurer

Platinum InvestCo (Cayman), LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Secretary

Platinum Equity, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Executive Vice President, Chief Financial Officer and Treasurer

CUSIP No. G98338109	Schedule 13G	Page 17 of 18

Tom Gores

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Attorney-in-Fact

CUSIP No. G98338109	Schedule 13G	Page 18 of 18

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney (previously filed).

99	Joint Filing Agreement (previously filed).